gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

January 13, 2006

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement.  The changes are either made in response to staff comments and/or our telephone conversations. The paragraph numbers below correspond to the numbered comments in your December 29, 2005 letter of comment.

Undertakings

1.

Have been revised and are identical to page proofs previously submitted.

Exhibit 23.1c

Consent of Independent Registered Public Accounting Firm

Consents of Accountants

2.

Accountants Consent has been updated and corrected.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 13, 2006

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2/A4

File No.: 333-128526

Financial Statements for the period ended September 30, 2005

Statement of Stockholders’ Equity (Deficit)

3.

Statement of Stockholders’ Equity has not been revised as per communication between auditors (particularly Matt McReynolds) and Terry French, Accountant Branch Chief held on January 6, 2006.  Mr. McReynolds explained that due to the seasonal nature of the Company's business, namely the snow-ski industry, the business activity from September 12, 2005 through September 30, 2005 was de minimis.  Mr. McReynolds stated that the only financial activity that the Company was aware of during that time period was an approximate $400 pro rata amount of the $2,500 quarterly shareholder contribution resulting from contributed office space and marketing costs.  He further explained that neither he nor the Company felt that an adjustment to the financial statements was necessary.  Mr. French then recommended that if the Company will represent these facts in their SEC response letter, no other actions should be required.  Mr. French’s standpoint was based on the minimal activity during the time period in question.  This response is being made as the Company’s representation to the SEC in accordance with Mr. French’s request.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

RESPONSE NO. 3

READ AND AGREED TO IN FULL

s/ Paul F. Tetreault

_____________________________

By: Paul F. Tetreault, President

Gary B. Wolff

GBW:hk

Enclosure

cc:

Snow & Sail Sports, Inc.

Mantyla McReynolds, LLC